UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

Results of Annual General Meeting

GlaxoSmithKline plc ('GSK') held its Annual General Meeting ('AGM') at 2.30pm on Wednesday 6 May 2020.

As a result of the COVID-19 pandemic and the prohibition on public gatherings of more than two people, the AGM was held as a closed meeting attended by the minimum necessary quorum of two shareholders. All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

All resolutions were passed at the AGM and the results of the poll are set out below. The full text of the resolutions considered at the AGM are contained in the Notice of AGM published on 23 March 2020 which is available on GSK's website at www.gsk.com.

Commenting after the shareholder webcast, which was held after the AGM, Sir Jonathan Symonds, Chairman, said "Despite the current crisis which unfortunately meant that we could not hold our AGM in the usual way, I was pleased that we could engage with our shareholders via the webcast and that we were able to answer a number of questions. I would like to thank shareholders for their participation and for their continued support and understanding in these exceptional times".

Resolution		Total votes for(1)(2)%		Total votes against(2)%		Total votes cast	Votes withheld(3)
1	Receive and adopt the 2019 Annual Report	3,600,444,466	99.14	31,207,913	0.86	3,631,652,379	10,956,841
2	Approve the Annual report on remuneration	3,420,333,315	94.53	197,813,171	5.47	3,618,146,486	24,463,063
3	To approve the Remuneration policy	2,665,161,732	88.18	357,360,021	11.82	3,022,521,753	620,087,463
4	Election of Sir Jonathan Symonds	3,608,718,661	99.35	23,502,289	0.65	3,632,220,950	10,386,063
5	Election of Charles Bancroft	3,627,334,204	99.87	4,856,095	0.13	3,632,190,299	10,417,951
6	Re-election of Emma Walmsley	3,627,591,812	99.84	5,958,848	0.16	3,633,550,660	9,058,990
7	Re-election of Vindi Banga	3,610,251,798	99.39	22,061,718	0.61	3,632,313,516	10,290,761
8	Re-election of Dr Hal Barron	3,626,272,920	99.83	6,065,354	0.17	3,632,338,274	10,268,248
9	Re-election of Dr Vivienne Cox	3,610,563,927	99.39	21,999,262	0.61	3,632,563,189	10,044,077
10	Re-election of Lynn Elsenhans	3,625,704,253	99.82	6,692,345	0.18	3,632,396,598	10,211,321
11	Re-election of Dr Laurie Glimcher	3,627,888,440	99.87	4,570,015	0.13	3,632,458,455	10,149,465
12	Re-election of Dr Jesse Goodman	3,627,512,409	99.87	4,791,872	0.13	3,632,304,281	10,303,639
13	Re-election of Judy Lewent	3,555,987,248	97.90	76,330,162	2.10	3,632,317,410	10,290,509
14	Re-election of Iain Mackay	3,589,348,335	98.83	42,624,938	1.17	3,631,973,273	10,634,976
15	Re-election of Urs Rohner	3,566,736,006	98.27	62,967,560	1.73	3,629,703,566	10,694,898
16	Re-appointment of the auditor	3,629,594,188	99.89	4,085,942	0.11	3,633,680,130	8,926,613
17	Remuneration of auditor	3,628,076,303	99.86	4,927,253	0.14	3,633,003,556	9,605,108
18	Authority for the company to make donations to political organisations and incur political expenditure	3,535,034,521	97.51	90,339,692	2.49	3,625,374,213	17,230,899
19	Authority to allot shares	3,486,912,340	96.08	142,428,115	3.92	3,629,340,455	13,259,348
20	Disapplication of pre-emption rights - general power(4)	3,551,097,589	97.88	76,802,232	2.12	3,627,899,821	14,698,767
21	Disapplication of pre-emption rights - in connection with an acquisition or specified capital investment(4)	3,547,842,037	97.88	76,869,347	2.12	3,624,711,384	17,887,616
22	Authority for the company to purchase its own shares(4)	3,564,497,165	98.16	66,913,063	1.84	3,631,410,228	11,196,094
23	Exemption from statement of senior statutory auditor's name	3,584,838,016	98.78	44,131,049	1.22	3,628,969,065	13,635,791
24	Authority for reduced notice of a general meeting other than an AGM(4)	3,354,669,411	92.41	275,453,838	7.59	3,630,123,249	12,478,713

Notes:

(1)
The "for" votes include those giving the Chairman discretion. In line with the notification issued to American Depositary Receipt (ADR) holders last year, GSK did not instruct its ADR Depositary to vote any unvoted ADRs in respect of the AGM resolutions.

(2)	Votes "for" and "against" are expressed as a percentage of the total votes cast.
(3)	A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" or "against" a resolution.
(4)	Indicates Special Resolutions requiring a 75% majority.

The following table provides further relevant information:

	GSK's Twentieth AGM (2020)	GSK's Nineteenth AGM (2019)
Issued share capital (excluding Treasury Shares)	5,017,091,542	4,987,806,108
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	72.60%	71.49%
Total shareholder population	105,353	108,698
Total number of proxies lodged	6,268	6,635
% of shareholders who lodged proxies	5.95%	6.10%

The above poll results will shortly be available on the Company's website at www.gsk.com. In accordance with Listing Rule 9.6.2, a copy of the resolutions, other than those concerning ordinary business, will be submitted to the UK Listing Authority and will in due course be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

V A Whyte
Company Secretary

6 May 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: May 06, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc